SUPPLY AGREEMENT

This Agreement is made as of this 12th day of May, 2006 (the "Effective Date"), by and between Shionogi & Co., Ltd., a company organized and existing under the laws of Japan, having its principal place of business at 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan ("Shionogi") and Response Biomedical Corp., a company organized and existing under the laws of Canada, having its principal place of business at 100-8900 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8, Canada ("Response").

WITNESSETH:

WHEREAS, Response and Shionogi are the Parties to the Supply Agreement of even date hereof (the "Supply Agreement"), under which Shionogi has appointed Response as an exclusive manufacturer of the BNP Assay Kit (as defined in the Supply Agreement) and Response would manufacture and supply the BNP Assay Kit to Shionogi on an OEM basis.

WHEREAS, it is stipulated in Paragraph 3.1 of the Supply Agreement that Response and Shionogi may enter into a supply agreement under which Shionogi would supply the Shionogi Biologicals (as defined in the Supply Agreement) for the purpose of manufacturing the BNP Assay Kit;

WHEREAS, Shionogi manufactures, whether by itself or by its contract manufacturer(s), the monoclonal antibodies coded as "BC203" and "KY-hBNP-II/F(ab')$_2$", BNP standards set, diluent and control plasma, all of which are included in the definition of the Shionogi Biologicals;

WHEREAS, Response wishes Shionogi to supply the Shionogi Biologicals to Response and Shionogi is willing to supply the Shionogi Biologicals to Response, subject to the following terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the Parties hereto agree as follows:

Article 1 Definitions

1.1 The capitalized terms used herein but not defined in this Agreement shall have the same definitions as are given them in the Supply Agreement.

1.2 "Specifications" shall means the written specifications for the Shionogi Biologicals as defined and set forth in Schedule B and which may be changed from time to time in writing upon mutual agreement of the Parties.

Article 2 Supply

2.1 Supply. During the term of this Agreement and subject to the terms and conditions contained herein, Shionogi shall supply Response with the Shionogi Biologicals to be ordered by Response hereunder.

2.2 Purpose of use. Response shall purchase and use the Shionogi Biologicals solely for the purpose of manufacturing the BNP Assay Kit to be supplied to Shionogi and used, sold and/or distributed by Shionogi in the Territory under the Supply Agreement. Response shall not sell or otherwise transfer the Shionogi Biologicals to any third party except to contract manufacturer(s) that manufactures the BNP Assay Kit exclusively for Response.

2.3 Change in manufacture. Response acknowledges that Shionogi may, through itself or any of its contract manufacturers, make changes in the manufacturing process, formulation or raw material specifications as used in the manufacture of the Shionogi Biologicals; provided however that neither Shionogi nor any of its contract manufacturers shall implement any such change to the extent that it may result in non-conformity of the Shionogi Biologicals to the Specifications. Shionogi will provide Response with advance notification and validation of any such changes.

Article 3 Forecast and Order

3.1 Forecast. Response agrees to provide Shionogi at least thirty (30) days prior to the end of each calendar quarter with a written estimate of Response's requirements of the Shionogi Biologicals for the following four (4) calendar quarters on a monthly basis. Such estimates are for planning purposes and shall not be considered binding on either Party.

3.2 Purchase Order. Response shall submit to Shionogi its firm purchase order for the Shionogi Biologicals, specifying the quantity of the Shionogi Biologicals ordered and the requested delivery date, at least four (4) months prior to the requested delivery date

specified therein. The quantity of the Shionogi Biologicals ordered in such purchase order shall not vary by more than +/- twenty percent (20%) from the quantity of the Shionogi Biologicals in the current estimate for the applicable period provided by Response to Shionogi. The minimum ordering quantity per shipment and the ordering quantity over such minimum ordering quantity of each of the Shionogi Biologicals shall be set forth in Schedule A hereto.

3.3 Acceptance of Purchase Order. All purchase orders for the Shionogi Biologicals shall be subject to acceptance by Shionogi. Shionogi shall provide Response with written notice of its acceptance of Response's purchase orders. Shionogi shall not unreasonably withhold or delay acceptance of Response's purchase orders that conform to the requirements of this Agreement as to the quantity and delivery date of purchase orders. Shionogi shall use its commercially reasonable efforts to fulfill all purchase orders it accepts under this Section 3.3.

Article 4. Delivery

4.1 Delivery. The Shionogi Biologicals ordered by Response hereunder shall be delivered FCA Osaka (Kansai International) Airport (Incoterms 2000). Each shipment of the Shionogi Biologicals shall be accompanied by appropriate certificates of analysis for each production batch verifying its conformance with the Specifications. Each production batch of two monoclonal antibodies used to fulfill a shipment shall have not less than 24 months of shelf life remaining thereof and each production batch of BNP standards set, diluent and control plasma used to fulfill a shipment shall have not less than 12 months of shelf life remaining thereof at the time of receipt by Response.

4.2 Responsibility for Export/Import License. Shionogi shall procure all necessary licenses or permits required to supply and export the Shionogi Biologicals, and Response shall procure any necessary licenses or permits required to receive and import the Shionogi Biologicals into Canada. The Parties will reasonably cooperate with each other to effect compliance with all applicable export and import laws and regulations applicable to the transactions under this Agreement.

4.3 Notice of delay. In the event Shionogi foresees or becomes aware that it will be unable to deliver any shipment of the Shionogi Biologicals by the delivery date specified by Response in the purchase order and accepted by Shionogi, Shionogi shall promptly

notify Response of the expected delivery date. Shionogi shall use its best efforts to make such deliveries as soon as possible thereafter.

Article 5. Price and Payment

5.1 Supply Price. The supply prices of the Shionogi Biologicals hereunder (the "Supply Prices") shall be listed in Schedule A hereto. The Supply Prices will be firm for three (3) years from the Effective Date. After the third (3rd) year, the Supply Prices may be adjusted for actual direct manufacturing cost increases once per year by written notice from Shionogi to Response; provided that Shionogi will explain the basis of such cost increase to Response. The adjusted Supply Prices shall become effective for the Shionogi Biologicals shipped by Shionogi to Response during the next calendar year.

5.2 Invoicing. Shionogi shall issue an invoice to Response for each shipment of the Shionogi Biologicals ordered by Response before shipping. Response shall pay such invoice within thirty (30) days after the date of an invoice.

5.3 Payment. All payments to be made by Response to Shionogi under this Agreement shall be remitted by the telegraphic transfer to the following bank account or other account designated by Shionogi from time to time in Japanese Yen without deducting any charge for remittance:

BANK ACCOUNT
Bank Name: Sumitomo Mitsui Banking Corporation, Osaka Head Office
Bank Address: 6-5, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Account Name: Shionogi & Co., Ltd.
Account No.: 230834

Article 6. Representations and Warrants/Disclaimers

6.1 Representations and Warrants. Shionogi represents and warrants that:

(a) the Shionogi Biologicals supplied to Response hereunder will conform to the Specifications and will be manufactured in compliance with all Japanese applicable laws and regulations; and

(b) to the best of its knowledge as of the Effective Date, the use of the Shionogi Biologicals shall not infringe any intellectual property right of any third party as

far as Response uses the Shionogi Biologicals only for manufacturing the BNP Assay Kit on an OEM basis in accordance with this Agreement.

6.2 Disclaimers. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SHIONOGI MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, WHETHER EXPRESS OR IMPLIED, IN RESPECT OF THE SHIONOGI BIOLOGICALS, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSES OR NON-EXISTENCE OF ANY INFRINGEMENT OF ANY INTELLECTUAL PROPERTY OF THIRD PARTIES.

Article 7. Indemnification/Liability

7.1 Response's indemnification. Response shall save harmless and indemnify Shionogi and its directors, officers, servants, employees and agents from and against all actions, claims, demands, proceedings, suits, losses, damages, costs and expenses (including reasonable attorney's fees and expenses of litigation) of whatsoever kind or nature arising in any way out of or connected with (i) the manufacture, use, storage or handling of the Shionogi Biologicals by or under control of Response, (ii) the breach of any provision of this Agreement by Response or (iii) the intentional misconduct or the negligence of Response.

7.2 Shionogi's indemnification. Shionogi shall save harmless and indemnify Response and its directors, officers, servants, employees and agents from and against all actions, claims, demands, proceedings, suits, losses, damages, costs and expenses (including reasonable attorney's fees and expenses of litigation) of whatsoever kind or nature arising in any way out of or connected with (i) the breach of any provision of this Agreement or of any representation or warranty made herein by Shionogi or (ii) the intentional misconduct or the negligence of Shionogi.

7.3 Limitation on liability. Neither Party shall be liable to the other Party for lost profits, lost savings or any indirect, punitive, exemplary, incidental, consequential or special damages of whatever nature, even if such Party has knowledge of the possibility of such potential loss or damages.

Article 8. Inspection

8.1 Inspection. Response shall inspect the Shionogi Biologicals upon receipt of any shipment of the Shionogi Biologicals to check whether the Shionogi Biologicals supplied conforms to the Specifications in accordance with test procedures mutually agreed upon by the Parties (the "Inspection"). In any event, the Inspection shall be made before further processing. All costs for the Inspection shall be borne by Response.

8.2 Claim and Remedy for Non-conformity. If Response for any reason determines that any shipment of the Shionogi Biologicals does not conform to the Specifications by the Inspection, Response shall inform Shionogi in writing of such non-conformity indicating the complete and precise identification of the Shionogi Biologicals in non-conformity and its batch number as well as the precise description of the non-conformity within thirty (30) days after delivery. If Response informs Shionogi of such non-conformity, Shionogi may request Response to provide Shionogi with a reasonable amount of samples of such Shionogi Biologicals in question for Shionogi's testing. Response shall deliver the samples to Shionogi in accordance with the instructions with regard to transportation provided by Shionogi. In the event that the Shionogi's testing reveal such non-conformity of the samples, Shionogi shall use its reasonable efforts to replace the shipment of the Shionogi Biologicals as soon as practical after Shionogi's confirmation of such non-conformity, at its sole cost and expense (including the cost for the transportation of the samples to Shionogi). In the event that the Shionogi's testing indicate that such Shionogi Biologicals conforms to the Specifications, Shionogi and Response shall cooperate to determine whether or not the Shionogi Biologicals conforms to the Specifications, and if the Parties cannot reach an agreement, Response shall submit samples of the Shionogi Biologicals to an independent laboratory acceptable to Shionogi and Response for further testing. The results of the testing by such independent laboratory shall be binding on both Parties. If it is shown by the independent laboratory that the Shionogi Biologicals meet the Specifications, Response shall accept the shipment of the Shionogi Biologicals and bear the cost for the testing by the independent laboratory and the transportation of the samples to Shionogi. If it is shown by the independent laboratory that the Shionogi Biologicals fails to meet the Specifications, Response shall reject the shipment of the Shionogi Biologicals, in which case Shionogi shall, at its sole cost and expense, replace the shipment of the Shionogi Biologicals and bear the cost for the testing and the transportation of the samples to Shionogi. The Shionogi Biologicals, which failed to meet the Specifications, will then, at Shionogi's sole discretion, be destroyed or returned to Shionogi at Shionogi's cost and

expense. The obligations of Shionogi under this Section 8.2 shall not arise unless a written notice of an alleged non-conformity by Response is made to Shionogi within the period specified herein above.

8.3 Compliance with instructions on Transportation and Storage. Response shall comply with the instructions provided by Shionogi with regard to the transportation of the Shionogi Biologicals from Osaka (Kansai International) airport to Response's or its representative's premise and the storage of the Shionogi Biologicals. Shionogi shall not be liable to Response for non-conformity of the Shionogi Biologicals to the Specifications or other problem in the quality thereof which arises or results from Response's non-compliance with such instructions.

Article 9. Confidentiality

Each Party shall, during the term of this Agreement and for five (5) years after the termination of this Agreement, keep strictly confidential all information, documentation, knowledge or data of an intellectual, technical, scientific, commercial and/or industrial nature (including the Specifications), whether oral or written, disclosed by the other Party under this Agreement together with any information derived therefrom (hereinafter referred to as the "Information") and not disclose such Information to any third party without the prior written consent of the other Party, and shall not use the Information of the other Party for any purposes other than the performance of its obligations hereunder without the prior written consent of the other Party; provided, however, that the above provisions shall not apply to any Information which falls into any of the following exceptions:

(i) Information already in the public domain at the time of disclosure;

(ii) Information which has become part of the public domain due to reasons other than the fault of the receiving Party;

(iii) Information already in the possession of the receiving Party at the time of disclosure, which fact the receiving Party shall be able to prove by documentary evidence;

(iv) Information disclosed to the receiving Party by a third party authorized to do so; or

(v) Information required to be disclosed by operation of law; provided that the receiving Party promptly informs the disclosing Party of such requirement and

provides it with an opportunity to oppose such disclosure.

Article 10. Term and Termination

10.1 Term. This Agreement shall become effective as of the Effective Date and shall be automatically terminated upon expiration or termination of the Supply Agreement for any reason.

10.2 Termination. This Agreement may be terminated by either Party at any time:

(a) at either Party's option if the other Party becomes insolvent or bankrupt or makes an assignment for the benefit of creditors, or if a receiver or trustee in bankruptcy is appointed for the other Party, or if any proceeding in bankruptcy, receivership, or liquidation is instituted against the other Party and is not dismissed within thirty (30) days; or

(b) at either Party's option in the event that there occurs a Change in Control of the other Party and it is reasonably judged that the material duties or obligations of the other Party under this Agreement will not be satisfactorily performed after such Change in Control; or

(c) at either Party's option if the other Party commits a material default in the performance or observance of any of its obligations under this Agreement and does not remedy the default within ninety (90) days of receiving written demand to do so.

10.3 Effect of Termination.

(a) Upon termination of this Agreement through any means and for any reason:

(i) both Parties shall be released from all obligations and duties hereunder other than any obligation accruing prior thereto, including, but not limited to, the obligation of Response to pay the Prices for the Shionogi Biologicals delivered to Response; and

(ii) both Parties shall cease the use of the Information disclosed by the other Party and return to the other Party all originals and other documents containing the other Party's Information.

(b) Response shall have the right to use the Shionogi Biologicals supplied by Shionogi only for implementing the obligations to complete the manufacture of finished

Products under Section 12.2(c) of the Supply Agreement. Thereafter, Response shall promptly cease or have its contract manufacturers cease the use of the Shionogi Biologicals supplied by Shionogi and return to Shionogi all inventories held by Response or its contract manufacturers at the actual cost incurred by Shionogi.

(c) Termination of this Agreement shall not prejudice any antecedent right or remedy of either Party against the other.

10.4 Survival. Section 5.3, Articles 6, 7, 9, 10 and 11 shall survive the termination of this Agreement.

Article 11. Miscellaneous

11.1 Amendment. This Agreement may not be amended except by written agreement signed by both Parties.

11.2 Assignment. Neither Party may assign this Agreement in whole or in part, except with the prior written consent of the other Party, which consent will not be unreasonably withheld. Either Party may assign this Agreement to any of its Affiliates without the consent of the other Party. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve either Party of its responsibility for the performance of any accrued obligation hereunder.

11.3 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the supply of the Shionogi Biologicals and supersedes all prior written or oral agreement and understanding between the Parties with respect hereto.

11.4 Enurement. This Agreement will enure to the benefit of and be binding on the Parties, their respective successors and permitted assigns.

11.5 Equitable Relief. Response and Shionogi agree that either Party may be irreparably damaged if any provision of this Agreement is not performed by the other Party in accordance with its terms. Accordingly, Response and Shionogi shall be entitled to apply for an injunction or injunctions to prevent breaches of any of the provisions of this Agreement by the other Party and may specifically enforce such provisions by an action instituted in a court having jurisdiction. These specific remedies are in addition to any other remedy to which Response and Shionogi may be entitled at law or in equity.

11.6 Force Majeure. Any delay in the performance of any of the duties or obligations of any Party caused by an event outside the affected Party's reasonable control shall not be considered a breach of this Agreement, and unless provided to the contrary herein, the time required for performance shall be extended for a period equal to the period of such delay. Such events shall include without limitation, acts of God; insurrections; riots; embargoes; labour disputes, including strikes, lockouts, job actions, or boycotts; fires; explosions; floods; shortages of material or energy; delays in the delivery of raw materials, or other unforeseeable causes beyond the reasonable control and without the fault or negligence of the Party so affected. The Party so affected shall take commercially reasonable steps to relieve the effect of such cause as rapidly as reasonably possible.

11.7 Governing Law. The validity, construction and performance of this Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, U.S.A., without regard to any choice or conflict of laws, rule or principle that will result in the application of the laws of any other jurisdiction.

11.8 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be referred first to senior management of the Parties for amicable resolution. In the event that amicable resolution is impossible, then the dispute shall be referred to mediation. Upon mutual agreement of the Parties, any dispute incapable of being resolved through mediation and arising out of or in connection with this Agreement or in respect of any defined legal relationship associated therewith or derived therefrom may be referred to and finally resolved by arbitration. Where the Parties have agreed to resolve a dispute by arbitration, the arbitration shall be conducted under Rules of the American Arbitration Association International Centre for Dispute Resolution by an arbitrator knowledgeable as to the subject matter of the dispute, and judgement upon the award rendered may be entered in any court having jurisdiction. The arbitrator shall have the right to order discovery as he or she deems appropriate. The prevailing Party in any arbitration or legal action arising out of or related to this Agreement shall be entitled, in addition to any other rights and remedies it may have, to reimbursement for its expenses incurred in such arbitration or action, including court costs and reasonable lawyer's fees. The place of arbitration shall be Vancouver, British Columbia, Canada if Shionogi initiates such arbitration, or Osaka, Japan if Response initiates such arbitration and the language of arbitration shall be English.

11.9 Independent Contractors. The Parties are independent contractors. No employment, partnership, joint venture or agency relationship is created by this Agreement and neither Party shall have the authority to incur obligations on the other's behalf.

11.10 Insurance. Response and Shionogi each represent that they are sufficiently insured against any liability arising under this Agreement. Response and Shionogi will provide to the other Party evidence that it has obtained insurance coverage satisfactory to the other Party in relation to its facilities and the performance of its obligations under this Agreement, including, without limitation, comprehensive general liability insurance and all-risk insurance.

11.11 Notice. Any notice or other communication required or permitted to be given under this Agreement shall be delivered personally or be sent by prepaid registered post or reputable overnight delivery service addressed to the Party at their respective addresses set forth below, or to such other addresses as the Parties hereto may designate in writing. Any such notice or other communication shall be deemed to have been given to the Party to whom it was addressed and received by that Party on delivery, if delivered personally, and on the fifth business day following the dispatch thereof, if sent by mail or reputable overnight delivery service.

To Shionogi:
Shionogi & Co., Ltd.
5-1, Mishima 2-chome, Settsu
Osaka 566-0022
Japan
Attn: General Manager, Diagnostics Dept.

Tel: (6) 6382-5417
Fax: (6) 6381-4281

To Response:
Response Biomedical Corp.
100-8900 Glenlyon Parkway
Burnaby, British Columbia
Canada V5J 5J8
Attn: Dr. Simon Zhang, International Sales Manager
Cc: Brian Richards, Executive VP
Tel: (604) 456-6010
Fax: (604) 456-6086

11.12 No waiver. No waiver of any breach will constitute a waiver of any subsequent or continuing breach. The failure of either Party to assert any claim in timely fashion will not alter or restrict any such Party's fight to assert any claim for a subsequent breach.

11.13 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.14 Schedules. The Schedules listed below and attached hereto shall be deemed to form an integral part of this Agreement:

(a) Schedule A: Supply Prices and Ordering Quantity

(b) Schedule B: Specifications

11.15 Severability. If any provision of this Agreement is found to be illegal or invalid for any reason, the remaining provisions shall be construed and applied so as to most closely legitimately effectuate its intent. The invalidity or non-enforceability of any provision of this Agreement in any jurisdiction shall not cause the invalidity of the whole Agreement as to such jurisdiction, and shall not effect the validity or enforceability of such provision in any other jurisdiction.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written by their duly authorized representatives.

Shionogi & Co., Ltd.
by its authorized signatory:

Keiichirou Nouda

Name: Keiichirou Nouda
Title: Corporate Officer
General Manager
Diagnostics Department

Date: May 30, 2006

Response Biomedical Corp.
by its authorized signatory:

Name: Bill Radvak
Title: President & CEO

Date: June 1/06

Legal Affairs Dept.

Schedule A: Supply Prices and Ordering Quantity

Shionogi Biologicals	Supply Prices	Ordering Quantity	
		Minimum	Over Minimum
BC203	5,000 Yen/mg	100 mg	10 mg each
KY-hBNP-II/F(ab')$_2$	20,000 Yen/mg	20 mg	10 mg each
BNP standards set	5,000 Yen/set	20 sets	10 sets each
diluent	2,000 Yen/vial	20 vials	10 vials
control plasma L	200 Yen/tube	100 tubes	50 tubes each
control plasma M(0.5 ml)	200 Yen/tube		
control plasma M(1.7 ml)	400 Yen/tube		
control plasma H	200 Yen/tube		

SCHEDULE B: SHIONOGI BIOLOGICALS SPECIFICATIONS

SPECIFICATIONS – BC203

This product is a mouse anti BNP monoclonal antibody coded as BC203.

Description

BC203 is a colorless or slightly turbid liquid.

Identification

When antibody titer is tested, the smaller the dilution factor, gives the larger counts.

Purity

Dilute BC203 with phosphate buffer solution (pH 7.0) to make the protein concentration about 1.0mg/mL, and use this solution as the sample solution. Perform the test using 100μL of the sample solution as directed under the HPLC according to the conditions described below. Calculate the amount of each peak area of the sample solution by the area measuring method. The total area of the peaks other than the peak assigned to BC203 is not more than 5%.

<Conditions>

Column	: Superdex200 HR (10mm inside diameter, 30cm in length)[*1]
Column temperature	: room temperature
Mobile phase	: phosphate buffer solution (pH 7.0)
Flow rate	: 0.5 mL per minute
Detector	: Ultraviolet absorption photometer (wave length:280 nm)
Detection sensitivity	: 0.128AUFS
Column preservation	: 0.02% sodium azide solution

[*1] Pump the 50mL of mobile phase for column conditioning.

Antibody titer

Pipet 50 μL of BC203, add exactly 450 μL of buffer solution to give 10-fold diluted solution. In the same manner, this solution is thoroughly diluted with buffer solution twice, to give 1000-fold diluted solution. Then, pipet 200 μL of 1000-fold diluted solution, add exactly 400 μL of buffer solution, to give 3000-fold diluted solution. In the same manner, the solution is serially diluted to give 9000, 27000 and 81000-fold diluted solutions. Use this set of solutions as the sample solutions.

Dilute standard anti-BNP antibody solution according to the labeled dilution factor to make 1000 - 81000-fold diluted standard anti-BNP antibody solutions. Use this set of solutions as the standard solutions.

Pipet 100 μL of the 1000, 3000, 9000, 27000 and 81000-fold diluted sample solutions and the standard solutions exactly, into the two test tubes respectively. Pipet 100 μL of buffer solution in two test tubes exactly for non-specific binding measurement.

Add 200 μL of buffer solution and 100μL of iodinated BNP (^{125}I) solution exactly to these test tubes, mix and incubate for 20 +/- 0.5 hours at 5 +/- 3°C.

Separately, pipet 100 μL of iodinated BNP (^{125}I) solution exactly, in two test tubes for the total radioactivity measurement.

After the incubation, put these test tubes in an ice bath except for the tubes for total radioactivity measurement, add 100 μL of cooled bovine gamma-globulin solution and 500 μL of PEG solution into the test tubes, mix and stand for 10 minutes in the ice bath. Centrifuge these test tubes at 2000 x g[*2] for 20 minutes by using the centrifugator previously cooled at 5°C.

After the centrifugation, aspirate the supernatant liquid. Use the residual precipitate for radioactivity measurement of the sample specimens, standard specimens and non-specific binding specimens.

Count iodine 125 radioactivity of the sample specimens, standard specimens, non-specific binding specimens and total radioactivity specimens for 2 minutes by using gamma-ray scintillation counter. Deduct the mean counts[*3] of the non-specific binding specimens from each counts[*3] of the sample specimens and of the standard specimens, respectively. Calculate B/T%, the percentage of the ccunts of the sample specimens and of the standard specimens to the mean counts of the total radioactivity specimens, respectively.

Plot the dilution factor and respective B/T% of the sample specimens on a semi-logarithmic graph ,using dilution factor on a logarithmic scale as X-axis and B/T% on an ordinary scale as Y-axis, and draw a dilution curve which best fits the plotted points. Read the dilution factor which gives the B/T% to 30% (IC30%) from the dilution curve. In the same manner, the IC30% dilution factor of the standard specimens is also determined.

Calculate the antibody titer by the following equation. The antibody titer is not less than 80%.

$$\text{Antibody titer} = \frac{D_1}{C_1} \times \frac{C_2}{D_2} \times 100$$

D_1: dilution factor of sample specimens gives IC30%
D_2: dilution factor of standard specimens gives IC30%
C_1: protein concentration (mg/mL) labeled on the BC203
C_2: protein concentration (mg/mL) labeled on the standard anti-BNP antibody solution

Affinity constant

Pipet 50 μL of BC203, then add appropriate volume of buffer solution to give the diluted BC203 solution having dilution factor of D_1 obtained from the Antibody titer test describing above. Confirm the volume of this solution more than 5 mL and this is used as the sample solution.

Pipet 100 μL of buffer solution(0 ng/mL) and standard BNP solutions containing 1.25, 2.5, 5, 10 and 20 ng/mL BNP in two test tubes respectively. Add 100μL of buffer solution, then 100μL of iodinated BNP (^{125}I) solution and 100μL of the sample solution exactly to these test tubes, mix and incubate for 20 +/- 0.5 hours at 5 +/- 3°C.

For the non-specific binding measurement, pipet 300 μL of buffer solution in two test tubes exactly, add 100 μL of iodinated BNP (^{125}I) solution, mix and incubate for 20 +/- 0.5 hours at 5 +/- 3°C.

Separately, pipet 100 μL of iodinated BNP (^{125}I) solution exactly in two test tubes for the total radioactivity measurement.

After the incubation, put these test tubes in an ice bath except for the tubes for total radioactivity measurement, add 100 μL of cooled bovine gamma-globulin solution and 500 μL of PEG solution in the test tubes, mix and stand for 10 minutes in the ice bath. Centrifuge these test tubes at 2000 x g[*2] for 20 minutes by using the centrifugator previously cooled at 5°C.

After the centrifugation, aspirate the supernatant liquid. Use the residual precipitate for radioactivity measurement of the sample specimens and non-specific binding specimens.

Count iodine 125 radioactivity of the sample specimens, non-specific binding specimens and total radioactivity specimens for 2 minutes by using gamma-ray scintillation counter.

Calculate the concentration of antigen-antibody conjugates [B] (mol/L) and the ratio of antibody-bound BNP to free BNP (B/F) of the sample specimens containing 1.25, 2.5, 5, 10 and 20 ng/mL BNP, respectively.

$$[B]\ (mol/L) = \frac{B - N}{T} \times (M + \text{standard BNP concentration})$$

$$B / F = \frac{B - N}{T - B}$$

T: counts of the mean value of total radioactivity specimens (cpm)*3
N: counts of the mean value of non-specific binding specimens (cpm)*3
B: counts of the sample specimens containing standard BNP (cpm)*3
M: concentration of iodinated BNP (125 I) in reaction mixture (mol/L)
Standard BNP concentration: the standard BNP concentration in the reaction mixture (mol/L)
Standard BNP concentration 1.25ng/mL is equivalent to 9.021×10^{-11} (mol/L)
Standard BNP concentration 2.5ng/mL is equivalent to 1.804×10^{-10} (mol/L)
Standard BNP concentration 5ng/mL is equivalent to 3.608×10^{-10} (mol/L)
Standard BNP concentration 10ng/mL is equivalent to 7.217×10^{-10} (mol/L)
Standard BNP concentration 20ng/mL is equivalent to 1.443×10^{-9} (mol/L)

Deduct the mean counts*3 of the non-specific binding specimens from the counts*3 of the sample specimens. Calculate B/B_0%, the percentage of the counts of the sample specimens containing 1.25, 2.5, 5, 10 and 20 ng/mL BNP to the mean counts of the sample specimens containing 0 ng/mL BNP, respectively.

Plot the [B] (mol/L) and respective B/F of the sample specimens on an ordinary graph, using [B](mol/L) as X-axis and B/F as Y-axis. Determine the slope as the affinity constant by linear regression analysis. For the calculation, the data originated in the sample specimens having B/B_0% of less than 30% should not be used for the linear regression analysis. The affinity constant is not less than 3.0×10^8.

Protein content

Pipet 100 μL, 200 μL and 500 μL of BC203 into the tube and then add 3 mL of phosphate buffer solution onto the each tube. Use these solutions as sample solution A, sample solution B and sample solution C. Measure the absorbance of phosphate buffer solution, sample solution A, sample solution B and sample solution C at the wavelength of 280nm using purified water as the blank.

Calculate the protein content by the following equation. Protein content is 3.0~4.0mg/mL.

$$\text{Protein content (mg/mL)} = \frac{(S_A - B) \times 31 + (S_B - B) \times 16 + (S_C - B) \times 7}{1.4 \times 3}$$

S_A: absorbance of the sample solution A
31: dilution factor of the sample solution A

S_B: absorbance of the sample solution B
16: dilution factor of the sample solution B
S_C: absorbance of the sample solution C
7: dilution factor of the sample solution C
B: absorbance of phosphate buffer solution
1.4: specific absorbance of IgG

*2 2000 x g meets 3200rpm using H-107GR type centrifugator manufactured by KOKUSAN ENSINKI

*3 Counts deducting the counts obtained in 2 minutes measurement of empty test tubes

Storage

Store at -70°C or lower avoid sunlight

Reagent and test solutions

Use the reagents and test solutions listed in the Japanese Pharmacopoeia unless otherwise specially noted below.

◊Phosphate buffer solution (pH 7.0): Dissolve 1.19 g of sodium dihydrogenphosphate dihydrate, 6.22 g of disodium hydrogenphosphate 12-water, 4.38 g of sodium chloride, 0.93 g of disodium dihydrogen ethylenediamine tetraacetate dihydrate, and 0.25 g of sodium azide in 450 mL of purified water. Adjust the pH of the solution to 7.00 +/- 0.02 with sodium hydroxide TS, add purified water to make exactly 500 mL. Filtrate the solution through a filter having a nominal pore size of 0.22 μm to give the phosphate buffer solution. Store at room temperature for not more than one month.

◊0.02% sodium azide solution: Dissolve 0.2 g of sodium azide in 1000 mL of purified water. Filtrate the solution through a filter having a nominal pore size of 0.22 μm.

◊Sodium azide: Commercially available reagent.

◊Buffer solution: Dissolve 0.20 g of bovine serum albumin and 0.010 g of aprotinin in the diluent solution to make exactly 100mL. Store at 2~8°C for not more than one year.

◊Bovine serum albumin: Commercially available reagent. Sigma Chemical (A4378). Store at 2~8°C.

◊Aprotinin: Commercially available reagent. Sigma Chemical (A1153). Store at 2~8°C.

◊Diluent solution: Dissolve 8.95 g of disodium hydrogenphosphate 12-water, 3.90 g of sodium dihydrogenphosphate dihydrate, 8.75 g of sodium chloride, 0.185g of disodium dihydrogen ethylenediamine tetraacetate dihydrate, 0.033 g of L-cystine dihydrochloride, and 0.5g of sodium azide in prified water to make exactly 500 mL. L-cystine dihydrochloride should be dissolved with a boiling purified water just before the preparation. Store at 2~8°C for not more than one year.

◊L-cystine dihydrochloride: Commercially available reagent.

◊Standard anti-BNP antibody solution: Selected one lot of BC203 which meets this specification. Protein concentration of BC203 is labeled. Dilute, if necessary, and dispense in tubes for storage. Dilution factor is labeled, if diluted. Store at –70°C or lower.

◊Iodinated BNP (125 I) solution: Dilute iodinated Yo-BNP (125 I) reagent with 9mL of buffer solution. Prepare before use.

◊Iodinated Y_0-BNP (^{125}I) reagent: Dilute iodinated Y_0-BNP (^{125}I) with buffer solution to make 37 kBq/mL, and dispense 1 mL aliquots of this solution. Store at –70°C or lower. Expiration date is 12 weeks after the labeling date.

◊Iodinated Y_0-BNP (^{125}I): Pipet 20 μL of Y_0-BNP solution, 20 μL of 0.5 mol/L phosphate buffer solution, 500 μCi (5 μL) of Na125I, and 10 μL of 0.1% chloramine T in the glass tube (5 mL) and mix exactly for 30 seconds. Add 10 μL of 0.25% sodium pyrosulfate solution immediately, and 10 μL of 2.5% potassium iodide solution and mix.Purify a volume of this solution using the column according to the following conditions. Iodinated Y_0-BNP (^{125}I) elutes around 20 minutes after the injection.

<Conditions>

Column: YMC-Pack A–302 (S-5, 120A, ODS, Id 4.6 x 150 mm YMC Inc).
Mobile phase: A solution (0.1% TFA), B solution (acetonitrile)
Gradient: 0 => 40 minutes; B solution 10 => 50%
Flow Rate: 1.0 mL/min.
Detection: Radioisotope detector (Flow type)
Fraction size: 0.5 mL

◊Y_0-BNP solution:Add 0.1 mL of 0.1% TFA to the vial of Tyrosyl-BNP32 to dissolve and dilute with 50% acetonitrile to contain 100 μg/mL of Tryosyl-BNP32 and dispense 50 μL aliquots of this solution. Store at –40°C or lower.

◊Tyrosyl-BNP32 (Human): Commercially available reagent. PEPTIDE INSTITUTE INC. Code No. 4230-v. 0.5 mg/vial.

◊0.5 mol/L phosphate buffer solution: To 200 mL of 0.5 mol/L sodium phosphate solution add 0.5mol/L potassium phosphate solution until the pH of the mixture is adjusted to pH 7.50 +/- 0.02. Prepare before use.

◊0.5 mol/L sodium phosphate solution: Dissolve 53.72 g of disodium hydrogenphosphate 12-water in purified water to make 300 mL. Prepare before use.

◊0.5 mol/L potassium phosphate solution: Dissolve 20.41 g of potassium dihydrogenphosphate in purified water to make 300 mL. Prepare before use.

◊$Na^{125}I$: IODINE-125. Commercially available reagent. Amersham Pharmacia Biotech.Code No. IMS 30.

◊0.1% chloramine T solution: Dissolve 10.0 mg of chloramines T in 0.5 mol/L phosphate buffer solution to make exactly 10 mL.Prepare just before use.

◊0.25% sodium pyrosulfate solution: Dissolve 12.5 mg of sodium pyrosulfate in 0.5 mol/L phosphate buffer solution to make exactly 5 mL. Prepare just before use.

◊2.5% potassium iodide solution: Dissolve 0.25 g of potassium iodide in purified water to make exactly 10 mL. Prepare before use.

◊Chloramine T: Commercially available reagent.

◊Sodium pyrosulfate: Commercially available reagent.

◊Potassium iodide: Commercially available reagent.

◊TFA: Commercially available reagent for HPLC.

◊Acetonitrile: Commercially available reagent for HPLC.

◊Bovine gamma-globulin solution: Dissolve 0.5 g of bovine gamma-globulin in diluent solution to make exactly 20 mL. Store at 2–8°C for not more than 6 months.

◊Bovine gamma-globulin: Commercially available reagent. Sigma (G5009). Store at –20°C or lower.

◊PEG solution: Dissolve 50.0 g of polyethylene glycol (PEG) 6000 in diluent solution to make exactly 200 mL. Store at room temperature for not more than 6 months.

◊Polyethylene glycol (PEG) 6000: Commercially available reagent.

◊Standard BNP solution, 1.25 ng/mL: Dilute a-hBNP with buffer solution to contain 1.25 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 2.5 ng/mL: Dilute a-hBNP with buffer solution to contain 2.5 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 5 ng/mL: Dilute a-hBNP with buffer solution to contain 5 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 10 ng/mL: Dilute a-hBNP with buffer solution to contain 10 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 20 ng/mL: Dilute a-hBNP with buffer solution to contain 20 ng/mL a-hBNP. Store at −70°C or lower.

◊a-hBNP: BNP-32 (Human). Commercially available reagent. PEPTIDE INSTITUTE INC. Code No. 4212-v. 0.5 mg/vial. The content of BNP-32 (Human) is calculated by the amino acid analysis based on the composition ratio of aspartic acid, leucine and phenylalanine.

◊Phosphate buffer solution: Dissolve 0.031 g of potassium dihydrogenphosphate, 0.275 g of disodium hydrogenphosphate 12-water, 0.876 g of sodium chloride 0.05 g of sodium azide in purified water to make 100 mL.

SPECIFICATIONS – KY-hBNP-II/F(ab')$_2$

This product is a mouse anti BNP monoclonal antibody coded as KY-hBNP-II/F(ab')$_2$.

Description

KY-hBNP-II/F(ab')$_2$ is a colorless or slightly turbid liquid.

Identification

When antibody titer is tested, the smaller the dilution factor, gives the larger counts.

Purity

Dilute KY-hBNP-II/F(ab')$_2$ with phosphate buffer solution (pH 7.0) to make the protein concentration about 1.0 mg/mL, and use this solution as the sample solution. Perform the test using 100 μL of the sample solution as directed under the HPLC according to the conditions described below. Calculate the amount of each peak area of the sample solution by the area measuring method. The total area of the peaks other than the peak assigned to KY-hBNP-II/F(ab')2 is not more than 15%.

<Conditions>

Column	: Superdex200 HR (10mm inside diameter, 30cm in length)[*1]
Column temperature	: room temperature
Mobile phase	: phosphate buffer solution (pH 7.0)
Flow rate	: 0.5 mL per minute
Detector	: Ultraviolet absorption photometer (wave length:280 nm)
Detection sensitivity	: 0.128AUFS
Column preservation	: 0.02% sodium azide solution

[*1] Pump the 50mL of mobile phase for column conditioning.

Antibody titer

Pipet 50 μL of KY-hBNP-II/F(ab')$_2$, add exactly 450 μL of buffer solution to give 10-fold diluted solution. In the same manner, this solution is thoroughly diluted with buffer solution twice, to give 1000-fold diluted solution. Then, pipet 200 μL of 1000-fold diluted solution, add exactly 400 μL of buffer solution, to give 3000-fold diluted solution. In the same manner, the solution is serially diluted to give 9000, 27000, 81000 and 243000-fold diluted solutions. Use this set of solutions as the sample solutions.

Dilute standard anti-BNP antibody solution according to the labeled dilution facotr to make 1000 - 243000-fold diluted standard anti-BNP antibody solutions. Use this set of solutions as the standard solutions.

Pipet 100 μL of the 3000, 9000, 27000, 81000 and 243000-fold diluted sample solutions and the standard solutions exactly, into the two test tubes respectively. Pipet 100 μL of buffer solution in two test tubes exactly for non-specific binding measurement.

Add 200 μL of buffer solution and 100μL of iodinated BNP (125 I) solution exactly to these test tubes, mix and incubate for 20 +/- 0.5 hours at 5 +/- 3℃.

Separately, pipet 100μL of iodinated BNP (^{125}I) solution exactly, in two test tubes for the total radioactivity measurement.

After the incubation, put these test tubes in an ice bath except for the tubes for total radioactivity measurement, add 100 μL of cooled bovine gamma-globulin solution and 500 μL of PEG solution into

the test tubes, mix and stand for 10 minutes in the ice bath. Centrifuge these test tubes at 2000 x g*2 for 20 minutes by using the centrifugator previously cooled at 5°C.

After the centrifugation, aspirate the supernatant liquid. Use the residual precipitate for radioactivity measurement of the sample specimens, standard specimens and non-specific binding specimens.

Count iodine 125 radioactivity of the sample specimens, standard specimens, non-specific binding specimens and total radioactivity specimens for 2 minutes by using gamma-ray scintillation counter. Deduct the mean counts*3 of the non-specific binding specimens from each counts*3 of the sample specimens and of the standard specimens, respectively. Calculate B/T%, the percentage of the counts of the sample specimens and of the standard specimens to the mean counts of the total radioactivity specimens, respectively.

Plot the dilution factor and respective B/T% of the sample specimens on a semi-logarithmic graph ,using dilution factor on a logarithmic scale as X-axis and B/T% on an ordinary scale as Y-axis,and draw a dilution curve which best fits the plotted points. Read the dilution factor which gives the B/T% to 30% (IC30%) from the dilution curve. In the same manner, the IC30% dilution factor of the standard specimens is also determined.

Calculate the antibody titer by the following equation. The antibody titer is not less than 80%.

$$\text{Antibody titer} = \frac{D_1}{C_1} \times \frac{C_2}{D_2} \times 100$$

D_1: dilution factor of sample specimens gives IC30%
D_2: dilution factor of standard specimens gives IC30%
C_1: protein concentration (mg/mL) labeled on the KY-hBNP-II/F(ab')$_2$
C_2: protein concentration (mg/mL) labeled on the standard anti-BNP antibody solution

Affinity constant

Pipet 50 μL of KY-hBNP-II/F(ab')$_2$, then add appropriate volume of buffer solution to give the diluted KY-hBNP-II/F(ab')2 solution having dilution factor of D_1 obtained from the Antibody titer test describing above. Confirm the volume of this solution more than 5 mL and this is used as the sample solution.

Pipet 100 μL of buffer solution (0 ng/mL) and standard BNP solutions containing 1.25, 2.5, 5, 10 and 20 ng/mL BNP in two test tubes respectively. Add 100 μL of buffer solution, then 100 μL of iodinated BNP (^{125}I) solution and 100 μL of the sample solution exactly to these test tubes, mix and incubate for 20 +/- 0.5 hours at 5 +/- 3°C.

For the non-specific binding measurement, pipet 300μL of buffer solution in two test tubes exactly, add 100 μL of iodinated BNP (^{125}I) solution, mix and incubate for 20 +/- 0.5 hours at 5 +/- 3°C.

Separately, pipet 100 μL of iodinated BNP (^{125}I) solution exactly in two test tubes for the total radioactivity measurement.

After the incubation, put these test tubes in an ice bath except for the tubes for total radioactivity measurement, add 100 μL of cooled bovine gamma-globulin solution and 500 μL of PEG solution in the test tubes, mix and stand for 10 minutes in the ice bath. Centrifuge these test tubes at 2000 x g*2 for 20 minutes by using the centrifugator previously cooled at 5°C.

After the centrifugation, aspirate the supernatant liquid. Use the residual precipitate for radioactivity measurement of the sample specimens and non-specific binding specimens.

Count iodine 125 radioactivity of the sample specimens, non-specific binding specimens and total radioactivity specimens for 2 minutes by using gamma-ray scintillation counter.

Calculate the concentration of antigen-antibody conjugates [B] (mol/L) and the ratio of antibody-bound BNP to free BNP (B/F) of the sample specimens containing0.625, 1.25, 2.5, 5 and 10 ng/mL BNP, respectively.

$$[B]\ (\text{mol/L}) = \frac{B - N}{T} \times (M + \text{standard BNP concentration})$$

$$B / F = \frac{B - N}{T - B}$$

T: counts of the mean value of total radioactivity specimens (cpm)[*3]
N: counts of the mean value of non-specific binding specimens (cpm)[*3]
B: counts of the sample specimens containing standard BNP (cpm)[*3]
M: concentration of iodinated BNP (125 I) in reaction mixture (mol/L)
Standard BNP concentration: the standard BNP concentration in the reaction mixture (mol/L)
Standard BNP concentration 0.625ng/mL is equivalent to 4.511×10^{-11} (mol/L)
Standard BNP concentration 1.25ng/mL is equivalent to 9.021×10^{-11} (mol/L)
Standard BNP concentration 2.5ng/mL is equivalent to 1.804×10^{-10} (mol/L)
Standard BNP concentration 5ng/mL is equivalent to 3.608×10^{-10} (mol/L)
Standard BNP concentration 10ng/mL is equivalent to 7.217×10^{-10} (mol/L)

Deduct the mean counts[*3] of the non-specific binding specimens from the counts[*3] of the sample specimens. Calculate B/B0%,the percentage of the counts of the sample specimens containing 0.625,1.25, 2.5, 5 and 10 ng/mL BNP to the mean counts of the sample specimens containing 0 ng/mL BNP, respectively.

Plot the [B] (mol/L) and respective B/F of the sample specimens on an ordinary graph, using [B] (mol/L) as X-axis and B/F as Y-axis. Determine the slope as the affinity constant by linear regression analysis. For the calculation, the data originated in the sample specimens having B/B0% of less than 30% should not be used for the linear regression analysis. The affinity constant is not less than 9.0×10^{8}.

Protein content

Pipet 100μL, 200μL and 500μL of KY-hBNP-II/F(ab')2 into the tube and then add 3mL of phosphate buffer solution onto the each tube. Use these solutions as sample solution A, sample solution B and sample solution C. Measure the absorbance of phosphate buffer solution, sample solution A , sample solution B and sample solution C at the wavelength of 280nm using purified water as the blank.

Calculate the protein content by the following equation. Protein content is 2.0~3.0mg/mL.

$$\text{Protein content (mg/mL)} = \frac{(S_A - B) \times 31 + (S_B - B) \times 16 + (S_C - B) \times 7}{1.4 \times 3}$$

S_A: absorbance of the sample solution A
31: dilution factor of the sample solution A
S_B: absorbance of the sample solution B
16: dilution factor of the sample solution B
S_C: absorbance of the sample solution C

7: dilution factor of the sample solution C
B: absorbance of phosphate buffer solution
1.4: specific absorbance of IgG

*2 2000 x g meets 3200rpm using H-107GR type centrifugator manufactured by KOKUSAN ENSINKI

*3 Counts deducting the counts obtained in 2 minutes measurement of empty test tubes

Storage

Store at -70°C or lower avoid sunlight

Reagent and test solutions

Use the reagents and test solutions listed in the Japanese Pharmacopoeia unless otherwise specially noted below.

◊Phosphate buffer solution (pH 7.0): Dissolve 1.19 g of sodium dihydrogenphosphate dihydrate, 6.22 g of disodium hydrogenphosphate 12-water, 4.38 g of sodium chloride, 0.93 g of disodium dihydrogen ethylenediamine tetraacetate dihydrate, and 0.25 g of sodium azide in 450 mL of purified water. Adjust the pH of the solution to 7.00 +/- 0.02 with sodium hydroxide TS, add purified water to make exactly 500 mL. Filtrate the solution through a filter having a nominal pore size of 0.22 μm to give the phosphate buffer solution. Store at room temperature for not more than one month.

◊0.02% sodium azide solution: Dissolve 0.2 g of sodium azide in 1000 mL of purified water. Filtrate the solution through a filter having a nominal pore size of 0.22 μm.

◊Sodium azide: Commercially available reagent.

◊Buffer solution: Dissolve 0.2 g of bovine serum albumin and 0.010 g of aprotinin in the diluent solution to make exactly 100 mL. Store at 2~8°C for not more than one year.

◊Bovine serum albumin: Commercially available reagent. Sigma Chemical (A4378). Store at 2~8°C.

◊Aprotinin: Commercially available reagent. Sigma Chemical (A1153). Store at 2~8°C.

◊Diluent solution: Dissolve 8.95 g of disodium hydrogenphosphate 12-water, 3.90 g of sodium dihydrogenphosphate dihydrate, 8.7 5g of sodium chloride, 0.185 g of disodium dihydrogen ethylenediamine tetraacetate dihydrate, 0.033 g of L-cystine dihydrochloride, and 0.5 g of sodium azide in prified water to make exactly 500 mL. L-cystine dihydrochloride should be dissolved with a boiling purified water just before the preparation. Store at 2~8℃ for not more than one year.

◊L-cystine dihydrochloride: Commercially available reagent.

◊Standard anti-BNP antibody solution: Selected one lot of KY-hBNP-II/F(ab')$_2$ which meets this specification. Protein concentration of KY-hBNP-II/F(ab')$_2$ is labeled. Dilute, if necessary, and dispense in tubes for storage. Dilution factor is labeled, if diluted. Store at -70°C or lower.

◊Iodinated BNP (^{125}I) solution: Dilute iodinated Y$_0$-BNP (^{125}I) reagent with 9mL of buffer solution. Prepare before use.

◊Iodinated Y$_0$-BNP (^{125}I) reagent: Dilute iodinated Y$_0$-BNP (^{125}I) with buffer solution to make 37 kBq/mL, and dispense 1 mL aliquots of this solution. Store at –70°C or lower. Expiration date is 12 weeks after the labeling date.

◊Iodinated Y$_0$-BNP (^{125}I): Pipet 20 μL of Y$_0$-BNP solution, 20 μL of 0.5 mol/L phosphate buffer solution, 500 μCi (5 μL) of Na^{125}I, and 10μL of 0.1% chloramine T in the glass tube (5 mL) and mix exactly

for 30 seconds. Add 10 μL of 0.25% sodium pyrosulfate solution immediately, and 10 μL of 2.5% potassium iodide solution and mix.Purify a volume of this solution using the column according to the following conditions. Iodinated Y_0-BNP (^{125}I) elutes around 20 minutes after the injection.

<Conditions>

Column: YMC-Pack A–302 (S-5, 120A, ODS, Id 4.6 x 150 mm YMC Inc).
Mobile phase: A solution (0.1% TFA), B solution (acetonitrile)
Gradient: 0 => 40 minutes; B solution 10 => 50%
Flow Rate: 1.0 mL/min.
Detection: Radioisotope detector (Flow type)
Fraction size: 0.5 mL

◊Y_0-BNP solution:Add 0.1 mL of 0.1% TFA to the vial of Tyrosyl-BNP32 to dissolve and dilute with 50% acetonitrile to contain 100 μg/mL of Tryosyl-BNP32 and dispense 50 μL aliquots of this solution. Store at –40°C or lower.

◊Tyrosyl-BNP32 (Human): Commercially available reagent. PEPTIDE INSTITUTE INC. Code No. 4230-v. 0.5 mg/vial.

◊0.5 mol/L phosphate buffer solution: To 200 mL of 0.5 mol/L sodium phosphate solution add 0.5 mol/L potassium phosphate solution until the pH of the mixture is adjusted to pH 7.50 +/- 0.02. Prepare before use.

◊0.5 mol/L sodium phosphate solution: Dissolve 53.72 g of disodium hydrogenphosphate 12-water in purified water to make 300 mL. Prepare before use.

◊0.5mol/L potassium phosphate solution: Dissolve 20.41 g of potassium dihydrogenphosphate in purified water to make 300 mL. Prepare before use.

◊$Na^{125}I$: IODINE-125.Commercially available reagent. Amersham Pharmacia Biotech.Code No. IMS 30.

◊0.1% chloramine T solution: Dissolve 10.0 mg of chloramines T in 0.5 mol/L phosphate buffer solution to make exactly 10 mL. Prepare just before use.

◊0.25% sodium pyrosulfate solution: Dissolve 12.5mg of sodium pyrosulfate in 0.5 mol/L phosphate buffer solution to make exactly 5 mL. Prepare just before use.

◊2.5% potassium iodide solution: Dissolve 0.25 g of potassium iodide in purified water to make exactly 10 mL. Prepare before use.

◊Chloramine T: Commercially available reagent.

◊Sodium pyrosulfate: Commercially available reagent.

◊Potassium iodide: Commercially available reagent.

◊TFA: Commercially available reagent for HPLC.

◊Acetonitrile: Commercially available reagent for HPLC.

◊Bovine gamma-globulin solution: Dissolve 0.5g of bovine gamma-globulin in diluent solution to make exactly 20 mL. Store at 2~8°C for not more than 6 months.

◊Bovine gamma-globulin: Commercially available reagent. Sigma (G5009). Store at –20°C or lower.

◊PEG solution: Dissolve 60.0 g of polyethylene glycol (PEG) 6000 in diluent solution to make exactly 200 mL. Store at room temperature for not more than 6 months.

◊Polyethylene glycol (PEG) 6000: Commercially available reagent.

◊Standard BNP solution, 0.625 ng/mL: Dilute a-hBNP with buffer solution to contain 0.625 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 1.25 ng/mL: Dilute a-hBNP with buffer solution to contain 1.25 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 2.5 ng/mL: Dilute a-hBNP with buffer solution to contain 2.5 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 5 ng/mL: Dilute a-hBNP with buffer solution to contain 5 ng/mL a-hBNP. Store at −70°C or lower.

◊Standard BNP solution, 10 ng/mL: Dilute a-hBNP with buffer solution to contain 10ng/mL a-hBNP. Store at −70℃ or lower.

◊a-hBNP: BNP-32 (Human). Commercially available reagent. PEPTIDE INSTITUTE INC. Code No. 4212-v. 0.5 mg/vial. The content of BNP-32 (Human) is calculated by the amino acid analysis based on the composition ratio of aspartic acid, leucine and phenylalanine.

◊Phosphate buffer solution: Dissolve 1.279 g of sodium dihydrogenphosphate dihydrate, 0.645g of disodium hydrogenphosphate 12-water, 0.186 g disodium dihydrogen ethylenediamine tetraacetate dihydrate 0.05 g of sodium azide in purified water to make 100 mL.

SPECIFICATIONS - BNP STANDARDS SET

Volume

7 vials (1 vial each, O and A to F)

0.5 mL/vial (lyophilized, reconstituted with 0.5 mL of distilled water)

Target value

Standard O	0 pg/mL
Standard A	4 pg/mL
Standard B	10 pg/mL
Standard C	40 pg/mL
Standard D	150 pg/mL
Standard E	600 pg/mL
Standard F	1,081 pg/mL

Content assayed with MI02

Sample	Specification
Standard O	RLU of Standard O is less than that of Standard BNP 2 pg/mL
Standard A	Assay result is between 85% and 115 % of target value
Standard B to F	Assay result is between 90% and 110 % of target value

Storage condition

2 – 8°C

Shelf life

3 years after preparation

SPECIFICATIONS - DILUENT

Volume

10 mL/vial

Ingredient

Buffer, bovine serum albumin, bovine gamma globulin, aprotinin and sodium azide

Appearance

Colorless to light gray color suspension

pH

6.3 – 6.7

Non specific luminescence intensity

Less than or equal to 500 RLU

Dilution linearity

80 – 120%

Storage condition

2 – 8°C

Shelf life

3 years after preparation

SPECIFICATIONS - BNP CONTROL PLASMA

Volume

0.5 mL/tube (L, M and H)

1.7 mL/tube (only M)

Target value

Control Plasma L	between 15 and 30 pg/mL
Control Plasma M	between 150 and 250 pg/mL
Control Plasma H	between 400 and 600 pg/mL

Source

Human plasma

Infective materials

Negative for HIV 1/2, HBs-Ag and HIV-Ag

Content assayed with BNP Assay Kit

Assay result is within target range

To determine the content, factor of 0.6 (Control Plasma L) or 0.77 (Control Plasma M and H) shall be applied to the BNP value obtained from the RAMP Reader.

Storage condition

Less than -40°C

Shelf life

3 years after preparation